Filed by EdtechX Holdings Acquisition Corp. II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: EdtechX Holdings Acquisition Corp. II

(Commission File No. 001-39792)

CUSTOMER:

Dear Valued zSpace Customer,

We are thrilled to inform you that zSpace, Inc. and EdtechX Holdings Acquisition Corp. II (Nasdaq: EDTXU, EDTX, and EDTXW) (“EdtechX II”), an edtech and future of work-focused special purpose acquisition company, also known as a SPAC, announced today (May X, 2022) that the two companies have entered into a definitive merger agreement that would, if consummated, result in zSpace becoming a publicly traded company. Following the anticipated closing of the transaction, the combined company is expected to be named zSpace Technologies, Inc. and listed under the new ticker symbol “ZSPX.”

With this listing, we anticipate a period of strong growth within the emerging “eduverse,” where zSpace enhances students’ engagement with educational material, as well as improves efficacy and student outcomes. We believe this will also enable us to make targeted software acquisitions, enhancing key K-12 and workforce software applications, and facilitating additional scale and international growth in new markets.

For details on today’s announcement, be sure to check out the official press release (link) and keep an eye out for more information in the coming weeks.

Team zSpace

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between zSpace and EdtechX II. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of EdtechX II’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, the registration statement on Form S-4, and other documents filed by EdtechX II from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and zSpace and EdtechX II assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither zSpace nor EdtechX II gives any assurance that either zSpace or EdtechX II will achieve its expectations.

Additional Information and Where to Find It / Non-Solicitation

This communication relates to a proposed transaction between zSpace and EdtechX II. This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of zSpace, the combined company or EdtechX II, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended. EdtechX II intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of EdtechX II, referred to as a proxy statement/prospectus. The proxy statement/prospectus will be sent to all EdtechX II shareholders. EdtechX II also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of EdtechX II are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Participants in Solicitation

EdtechX II and zSpace and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from EdtechX II’s stockholders in connection with the proposed transaction. Information about EdtechX II’s directors and executive officers and their ownership of EdtechX II’s securities is set forth in EdtechX II ‘s filings with the SEC. To the extent that holdings of EdtechX II’s securities have changed since the amounts printed in EdtechX II’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

These communications do not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

EMPLOYEE:

Dear zSpace Team Member,

I am thrilled to share with you that zSpace, Inc. and EdtechX Holdings Acquisition Corp. II (Nasdaq: EDTXU, EDTX, and EDTXW) (“EdtechX II”), an edtech and future of work-focused special purpose acquisition company, also known as a SPAC, announced this morning (May X, 2022) that the two companies have entered into a definitive merger agreement that would, if consummated, result in zSpace becoming a publicly traded company. Following the anticipated closing of the transaction, the combined company is expected to be named zSpace Technologies, Inc. and listed under the new ticker symbol “ZSPX.” We ask that you do not speak publicly about the transaction nor zSpace’s specific business metrics, including on social media.

With this listing, we anticipate a period of strong growth within the emerging “eduverse,” where zSpace enhances students’ engagement with educational material, as well as improves efficacy and student outcomes. We believe this will also enable us to make targeted software acquisitions, enhancing key K-12 and workforce software applications, and facilitating additional scale and international growth (APAC and EMEA) at potentially higher margins.

For more details on today’s announcement, be sure to check out the official press release (link). We will discuss today’s announcement at an all hands meeting later today and provide an FAQ document as part of that meeting.

zSpace Leadership Team

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between zSpace and EdtechX II. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of EdtechX II’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, the registration statement on Form S-4, and other documents filed by EdtechX II from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and zSpace and EdtechX II assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither zSpace nor EdtechX II gives any assurance that either zSpace or EdtechX II will achieve its expectations.

Additional Information and Where to Find It / Non-Solicitation

This communication relates to a proposed transaction between zSpace and EdtechX II. This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of zSpace, the combined company or EdtechX II, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended. EdtechX II intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of EdtechX II, referred to as a proxy statement/prospectus. The proxy statement/prospectus will be sent to all EdtechX II shareholders. EdtechX II also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of EdtechX II are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Participants in Solicitation

EdtechX II and zSpace and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from EdtechX II’s stockholders in connection with the proposed transaction. Information about EdtechX II’s directors and executive officers and their ownership of EdtechX II’s securities is set forth in EdtechX II ‘s filings with the SEC. To the extent that holdings of EdtechX II’s securities have changed since the amounts printed in EdtechX II’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

These communications do not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

US CHANNEL PARTNER:

Dear Valued zSpace Channel Partner,

We are thrilled to inform you that zSpace, Inc. and EdtechX Holdings Acquisition Corp. II (Nasdaq: EDTXU, EDTX, and EDTXW) (“EdtechX II”), an edtech and future of work-focused special purpose acquisition company, also known as a SPAC, announced today (May X, 2022) that the two companies have entered into a definitive merger agreement that would, if consummated, result in zSpace becoming a publicly traded company. Following the anticipated closing of the transaction, the combined company is expected to be named zSpace Technologies, Inc. and listed under the new ticker symbol “ZSPX.”

With this listing, we anticipate a period of strong growth within the emerging “eduverse,” where, as you know, zSpace enhances students’ engagement with educational material, as well as improves efficacy and student outcomes. We believe this will also enable us to make targeted software acquisitions, enhancing key K-12 and workforce software applications, and facilitating additional scale and international growth in new markets.

As we have discussed, our mutual opportunity is bolstered by federal stimulus. Approximately 80% of the combined $193 billion in K-12 education funding allocated has not yet been spent , offering further growth potential as additional U.S. school districts explore new technology and methods to increase student engagement. We are confident that together we can take advantage of this unique opportunity and we believe this transaction helps validate the value we see in our partnership.

For details on today’s announcement, be sure to check out the official press release (link) and keep an eye out for more information in the coming weeks.

Tish Dudley

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between zSpace and EdtechX II. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of EdtechX II’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, the registration statement on Form S-4, and other documents filed by EdtechX II from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and zSpace and EdtechX II assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither zSpace nor EdtechX II gives any assurance that either zSpace or EdtechX II will achieve its expectations.

Additional Information and Where to Find It / Non-Solicitation

This communication relates to a proposed transaction between zSpace and EdtechX II. This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of zSpace, the combined company or EdtechX II, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended. EdtechX II intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of EdtechX II, referred to as a proxy statement/prospectus. The proxy statement/prospectus will be sent to all EdtechX II shareholders. EdtechX II also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of EdtechX II are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Participants in Solicitation

EdtechX II and zSpace and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from EdtechX II’s stockholders in connection with the proposed transaction. Information about EdtechX II’s directors and executive officers and their ownership of EdtechX II’s securities is set forth in EdtechX II ‘s filings with the SEC. To the extent that holdings of EdtechX II’s securities have changed since the amounts printed in EdtechX II’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

These communications do not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

SW PARTNER:

Dear Valued zSpace Software Partner,

We are thrilled to inform you that zSpace, Inc. and EdtechX Holdings Acquisition Corp. II (Nasdaq: EDTXU, EDTX, and EDTXW) (“EdtechX II”), an edtech and future of work-focused special purpose acquisition company, also known as a SPAC, announced today (May X, 2022) that the two companies have entered into a definitive merger agreement that would, if consummated, result in zSpace becoming a publicly traded company. Following the anticipated closing of the transaction, the combined company is expected to be named zSpace Technologies, Inc. and listed under the new ticker symbol “ZSPX.”

With this listing, we anticipate a period of strong growth within the emerging “eduverse,” where, as you know, zSpace enhances students’ engagement with educational material, as well as improves efficacy and student outcomes.

Our mutual opportunity is bolstered by federal stimulus in the United States. Approximately 80% of the combined $193 billion in K-12 education funding allocated has not yet been spent , offering further growth potential as additional U.S. school districts explore new technology and methods to increase student engagement. We are confident that together we can take advantage of this unique opportunity and we believe this transaction helps validate the value we see in our partnership.

For details on today’s announcement, be sure to check out the official press release (link) and keep an eye out for more information in the coming weeks.

Pete Johnson

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between zSpace and EdtechX II. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of EdtechX II’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, the registration statement on Form S-4, and other documents filed by EdtechX II from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and zSpace and EdtechX II assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither zSpace nor EdtechX II gives any assurance that either zSpace or EdtechX II will achieve its expectations.

Additional Information and Where to Find It / Non-Solicitation

This communication relates to a proposed transaction between zSpace and EdtechX II. This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of zSpace, the combined company or EdtechX II, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended. EdtechX II intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of EdtechX II, referred to as a proxy statement/prospectus. The proxy statement/prospectus will be sent to all EdtechX II shareholders. EdtechX II also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of EdtechX II are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Participants in Solicitation

EdtechX II and zSpace and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from EdtechX II’s stockholders in connection with the proposed transaction. Information about EdtechX II’s directors and executive officers and their ownership of EdtechX II’s securities is set forth in EdtechX II ‘s filings with the SEC. To the extent that holdings of EdtechX II’s securities have changed since the amounts printed in EdtechX II’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

These communications do not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

INTL RESELLER PARTNER

Dear Valued zSpace Reseller,

We are thrilled to inform you that zSpace, Inc. and EdtechX Holdings Acquisition Corp. II (Nasdaq: EDTXU, EDTX, and EDTXW) (“EdtechX II”), an edtech and future of work-focused special purpose acquisition company, also known as a SPAC, announced today (May X, 2022) that the two companies have entered into a definitive merger agreement that would, if consummated, result in zSpace becoming a publicly traded company. Following the anticipated closing of the transaction, the combined company is expected to be named zSpace Technologies, Inc. and listed under the new ticker symbol “ZSPX.”

With this listing, we anticipate a period of strong growth within the emerging “eduverse,” where, as you know, zSpace enhances students’ engagement with educational material, as well as improves efficacy and student outcomes. We believe this will also enable us to make targeted software acquisitions, enhancing key K-12 and workforce software applications, and facilitating additional scale and international growth (APAC and EMEA) at potentially higher margins. We are confident that together we can take advantage of this unique opportunity and we believe this transaction helps validate the value we see in our partnership.

For details on today’s announcement, be sure to check out the official press release (link) and keep an eye out for more information in the coming weeks.

Ron Tamura

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between zSpace and EdtechX II. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of EdtechX II’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, the registration statement on Form S-4, and other documents filed by EdtechX II from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and zSpace and EdtechX II assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither zSpace nor EdtechX II gives any assurance that either zSpace or EdtechX II will achieve its expectations.

Additional Information and Where to Find It / Non-Solicitation

This communication relates to a proposed transaction between zSpace and EdtechX II. This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of zSpace, the combined company or EdtechX II, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended. EdtechX II intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of EdtechX II, referred to as a proxy statement/prospectus. The proxy statement/prospectus will be sent to all EdtechX II shareholders. EdtechX II also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of EdtechX II are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Participants in Solicitation

EdtechX II and zSpace and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from EdtechX II’s stockholders in connection with the proposed transaction. Information about EdtechX II’s directors and executive officers and their ownership of EdtechX II’s securities is set forth in EdtechX II ‘s filings with the SEC. To the extent that holdings of EdtechX II’s securities have changed since the amounts printed in EdtechX II’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

These communications do not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

MEDIA:

Dear [Name/if unknown, "Media Journalist"],

I am thrilled to inform you that EdtechX Holdings Acquisition Corp. II (Nasdaq: EDTXU, EDTX, and EDTXW) (“EdtechX II”) announced today a "SPACs for Good" merger that, if consummated, will result resulting in zSpace becoming a publicly traded company. With this listing, we anticipate a period of strong growth within the emerging “eduverse,” where zSpace provides students with equitable access to innovative, engaging learning experiences, addressing today's students' rapidly evolving needs.

[Press release title, date, link]

If you would like to schedule an interview with zSpace's leadership to learn more, please do not hesitate to reach out.

Amanda Austin

Marketing Director, zSpace

O (408) 498-4050 x4130 | D (408) 638-9413

Breaking Barriers with zSpace Experiential Learning™

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between zSpace and EdtechX II. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of EdtechX II’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, the registration statement on Form S-4, and other documents filed by EdtechX II from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and zSpace and EdtechX II assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither zSpace nor EdtechX II gives any assurance that either zSpace or EdtechX II will achieve its expectations.

Additional Information and Where to Find It / Non-Solicitation

This communication relates to a proposed transaction between zSpace and EdtechX II. This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of zSpace, the combined company or EdtechX II, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended. EdtechX II intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of EdtechX II, referred to as a proxy statement/prospectus. The proxy statement/prospectus will be sent to all EdtechX II shareholders. EdtechX II also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of EdtechX II are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Participants in Solicitation

EdtechX II and zSpace and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from EdtechX II’s stockholders in connection with the proposed transaction. Information about EdtechX II’s directors and executive officers and their ownership of EdtechX II’s securities is set forth in EdtechX II ‘s filings with the SEC. To the extent that holdings of EdtechX II’s securities have changed since the amounts printed in EdtechX II’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

These communications do not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.